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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                 Final Amendment


                               ALFA LEISURE, INC.
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                                (Name of Issuer)


                                JOHNNIE R. CREAN
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                      (Name of Person(s) Filing Statement)


                           Common Stock, no par value
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                         (Title of Class of Securities)


                                    015394109
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                      (CUSIP Number of Class of Securities)


                           Karen Nicolai Winnett, Esq.
                        Oppenheimer Wolff & Donnelly LLP
      500 Newport Center Drive, Suite 700, Newport Beach, California 92660;
                                  949/719-6000
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       (Name, Address and Telephone Number of Person Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)


     This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c)
         [section 240.13e-3(c)] under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [X]   A tender offer.

d. [ ]   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                            CALCULATION OF FILING FEE
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                  Transaction                      Amount of filing fee
             valuation * $357,132                          $105.35
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*       Transaction valuation calculated by multiplying the number of shares proposed to be acquired (714,264 shares) times the amount of cash to be paid for the shares ($.50 per share).

        [X] Check box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $105.35

Form or Registration Number: Schedule 14D-1

Filing Party: Johnnie R. Crean

Date Filed: April 30, 1998

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        The tender offer for up to 714,264 shares of the common stock of Alfa
Leisure, Inc. (the "Company") at $.50 per share by Johnnie R. Crean ("Purchaser") was completed on July 31, 1998. The Purchaser acquired 10,266 shares of common stock of the Company for $.50 per share in the tender offer.

        Following the tender offer, the Purchaser beneficially owned 2,388,674 or 78.6% of the Company's common stock.



                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 5, 1998


                                                /s/ JOHNNIE R. CREAN
                                                --------------------------------
                                                    Johnnie R. Crean



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